UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

IHEARTCOMMUNICATIONS, INC.

(Name of Applicant)*

20880 Stone Oak Parkway

San Antonio, Texas 78258

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
6.375% Senior Secured Notes due 2026	$800,000,000

Approximate date of proposed public offering: On, or as soon as practicable after the Effective Date under the Plan of Reorganization (as defined herein).

Name and registered address of agent for service:

Lauren E. Dean

Senior Vice President, Associate General Counsel and Assistant Secretary

iHeartCommunications, Inc.

20880 Stone Oak Parkway

San Antonio, Texas 78258

With a copy to:

James S. Rowe

Ana Sempertegui

Kirkland & Ellis LLP

Chicago, Illinois 60654

(312) 862-2000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors listed on the following page are also included in this Application as Applicants.

EXPLANATORY NOTE

Reference is made to the Disclosure Statement (as may be amended or supplemented, the “Disclosure Statement”) for the Modified Fifth Amended Joint Chapter 11 Plan of Reorganization of iHeartMedia, Inc. and its Debtor Affiliates pursuant to Chapter 11 of the Bankruptcy Code (as amended or supplemented, the “Plan of Reorganization”), copies of which are included herein as Exhibits T3E.1 and T3E.2, respectively. Pursuant to the Plan of Reorganization, iHeartCommunications, Inc. will distribute an aggregate of $5,750.0 million in principal amount of new debt comprised of $3,500.0 million in principal amount of new term loans, $800.0 million in principal amount of new 6.375% senior secured notes due 2026 (the “New Secured Notes”) and $1,450.0 million in principal amount of 8.375% new senior notes due 2027 (the “New Unsecured Notes”) to certain of their creditors.

GENERAL

1.	General Information.

iHeartCommunications, Inc. (the “Company”) is a Texas corporation established in 1974. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation.

Guarantor	Form	Jurisdiction
AMFM Broadcasting Licenses, LLC	Limited liability company	Delaware
AMFM Broadcasting, Inc.	Corporation	Delaware
AMFM Operating Inc.	Corporation	Delaware
AMFM Radio Licenses, LLC	Limited liability company	Delaware
AMFM Texas Broadcasting, LP	Limited partnership	Delaware
AMFM Texas Licenses, LLC	Limited liability company	Texas
AMFM Texas, LLC	Limited liability company	Delaware
Broader Media, LLC	Limited liability company	Delaware
Broader Media Holdings, LLC	Limited liability company	Delaware
Capstar Radio Operating Company	Corporation	Delaware
Capstar TX, LLC	Limited liability company	Texas
CC Broadcast Holdings, Inc.	Corporation	Nevada
CC Finco, LLC	Limited liability company	Delaware
CC Finco Holdings, LLC	Limited liability company	Delaware
CC Licenses, LLC	Limited liability company	Delaware
CC Outdoor Holdings, Inc.	Limited liability company	Delaware
Christal Radio Sales, Inc.	Corporation	Delaware
Cine Guarantors II, Inc.	Corporation	California
Citicasters Co.	Corporation	Ohio
Citicasters Licenses, Inc.	Corporation	Texas
Clear Channel Broadcasting Licenses, Inc.	Corporation	Nevada
Clear Channel Investments, Inc.	Corporation	Nevada
Clear Channel Metro, LLC	Limited liability company	Delaware
Clear Channel Mexico Holdings, Inc.	Corporation	Nevada
Clear Channel Real Estate, LLC	Limited liability company	Delaware
Clear Channel Real Estate Services, LLC	Limited liability company	Texas
Critical Mass Media, Inc.	Corporation	Ohio
iHeartMedia Capital I, LLC	Limited liability company	Delaware
iHeartMedia + Entertainment, Inc.	Corporation	Nevada
iHeartMedia Management Services, Inc.	Corporation	Texas
iHeartMedia Tower Co. Holdings, LLC	Limited liability company	Delaware
iHeart Operations, Inc.	Corporation	Delaware
iHM Identity, Inc.	Corporation	Texas
Jelli, Inc.	Corporation	Delaware
Katz Communications, Inc.	Corporation	Delaware
Katz Media Group, Inc.	Corporation	Delaware
Katz Millennium Sales & Marketing Inc.	Corporation	Delaware
Katz Net Radio Sales, Inc.	Corporation	Delaware
M Street Corporation	Corporation	Washington
Metro Networks Communications, LP	Limited partnership	Delaware
Metro Networks Services, Inc.	Corporation	Delaware
Premiere Networks, Inc.	Corporation	Delaware

Guarantor	Form	Jurisdiction
SmartRoute Systems, Inc.	Corporation	Delaware
Stuff Media, LLC	Limited liability company	Delaware
Terrestrial RF Licensing, Inc.	Corporation	Nevada
TLAC, Inc.	Corporation	Delaware
TTWN Networks, LLC	Limited liability company	Delaware
TTWN Media Networks, LLC	Limited liability company	Maryland

2.	Securities Act Exemption Applicable.

Pursuant to the terms of the Plan of Reorganization, the Applicants intend to offer, subject to the conditions set forth in the Disclosure Statement and the Plan of Reorganization, under an indenture to be qualified hereby (the “Indenture”), the New Secured Notes to holders of Allowed Claims (as defined in the Plan of Reorganization) of Classes 4, 5A, 5B, 6 and 7E (each, as defined in the Plan of Reorganization) (collectively, the “Allowed Claimholders”), which New Secured Notes will be guaranteed by the Guarantors.

The Plan of Reorganization will become effective on the date on which all conditions to the effectiveness of the Plan of Reorganization have been satisfied or waived (the “Effective Date”).

The issuance of the New Secured Notes is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the United States Bankruptcy Code (the “Bankruptcy Code”). Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Company believes that the issuance of the New Secured Notes to the Allowed Claimholders will satisfy the aforementioned requirements.

AFFILIATIONS

3.	Affiliates.

The diagrams filed herewith under Exhibit T3H indicate the relationship of the Applicants to each of their affiliates as of the date of this Application and after the Effective Date, as applicable. All of the entities appearing therein are expected to exist as of the consummation of the Plan of Reorganization in the ownership structure shown therein.

Certain directors and officers of the Applicants may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their holdings of voting securities of the Applicants. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant and all persons chosen to become directors or executive officers as of the date of this Application. The mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o iHeartCommunications, Inc., 20880 Stone Oak Parkway, San Antonio, Texas 78258.

The Company

As of the date of this Application, the directors and executive officers of the Company are the following individuals.

Name	Office
David C. Abrams	Director
John N. Belitsos	Director
Frederic F. Brace	Director
Richard J. Bressler	Director, President, Chief Operating Officer and Chief Financial Officer
James C. Carlisle	Director
John P. Connaughton	Director
Charles H. Cremens	Director
Matthew J. Freeman	Director
Laura Grattan	Director
Blair E. Hendrix	Director
Jonathon S. Jacobson	Director
Robert W. Pittman	Director
Scott M. Sperling	Director
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President and Treasurer
Lauren E. Dean	Senior Vice President, Associate General Counsel and Assistant Secretary
C. William Eccleshare	Chairman and Chief Executive Officer - Clear Channel Outdoor International
Wendy Goldberg	Executive Vice President - Communications
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Juliana F. Hill	Senior Vice President-Liquidity and Asset Management
Steven J. Macri	Senior Vice President - Corporate Finance
Jessica Marventano	Senior Vice President - Government Affairs
Paul McNicol	Executive Vice President and Deputy General Counsel
Steve Mills	Senior Vice President - Chief Information Officer
Robert W. Pittman	Chairman and Chief Executive Officer
Duaine Smith	Senior Vice President and General Auditor
Gayle Troberman	Executive Vice President and Chief Marketing Officer
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary
Scott R. Wells	Chief Executive Officer - Clear Channel Outdoor Americas

As of the Effective Date, the directors and executive officers of the Company are expected to be the following individuals:

Name	Office
Richard J. Bressler	Director and President and Chief Financial Officer
Paul McNicol	Director and Executive Vice President, General Counsel and Secretary
Scott T. Bick	Senior Vice President - Tax
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM

The Guarantors

As of the date of this Application, the directors and executive officers of AMFM Broadcasting, Inc., AMFM Operating Inc., Capstar Radio Operating Company, CC Broadcast Holdings, Inc., Christal Radio Sales, Inc., Cine Guarantors II, Inc., Citicasters Co., Citicasters Licenses, Inc. Clear Channel Broadcasting Licenses, Inc., Critical Mass Media, Inc., iHeartMedia+Entertainment, Inc., iHeart Operations, Inc., Katz Communications, Inc., Katz Media Group, Inc., Katz Millennium Sales & Marketing, Inc., Katz Net Radio Sales, Inc., M Street Corporation, Metro Networks Services, Inc., Premiere Networks, Inc., SmartRoute Systems Inc., Terrestrial RF Licensing, Inc. and TLAC, Inc. are the following individuals.

Name	Office
Richard J. Bressler	Director, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Director, Executive Vice President, General Counsel and Secretary

As of the Effective Date, the directors and executive officers of the Guarantors listed above are expected to continue to serve in the offices set forth in the table above, except that Mr. Robert H. Walls, Jr. will be replaced by Mr. Paul McNicol as director and Executive Vice President, General Counsel and Secretary and Mr. Brian D. Coleman and Ms. Lauren E. Dean will cease to serve as executive officers.

As of the date of this Application, the managers and executive officers of AMFM Broadcasting Licenses, LLC, AMFM Texas Licenses, LLC, Capstar TX, LLC, CC Licenses, LLC and Stuff Media LLC are the following individuals.

Name	Office
Richard J. Bressler	Manager, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Manager, Executive Vice President, General Counsel and Secretary

As of the Effective Date, the managers and executive officers of the Guarantors listed above are expected to serve in the offices set forth in the table above, except that Mr. Robert H. Walls, Jr. will be replaced by Mr. Paul McNicol as manager and Executive Vice President, General Counsel and Secretary and Mr. Brian D. Coleman and Ms. Lauren E. Dean will cease to serve as executive officers.

As of the date of this Application, the executive officers of AMFM Radio Licenses, LLC, AMFM Texas, LLC, TTWN Networks, LLC and TTWN Media Networks, LLC are the following individuals. These entities are managed by their sole members.

Name	Office
Richard J. Bressler	President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary

As of the Effective Date, the executive officers of the Guarantors listed above are expected to serve in the offices set forth in the table above, except that Mr. Robert H. Walls, Jr. will be replaced by Mr. Paul McNicol as Executive Vice President, General Counsel and Secretary and Mr. Brian D. Coleman and Ms. Lauren E. Dean will cease to serve as executive officers.

As of the date of this Application and as of the Effective Date, the general partner and limited partner of AMFM Texas Broadcasting, LP are and will be as follows.

Name	Office
AMFM Broadcasting, Inc.	General Partner
AMFM Texas, LLC	Limited Partner

As of the date of this Application and as of the Effective Date, the general partner and limited partner of Metro Networks Communications, LP are and will be as follows.

Name	Office
Metro Networks Communications, Inc.	General Partner
Metro Networks Services, Inc.	Limited Partner

As of the date of this Application, the managers and executive officers of Clear Channel Real Estate, LLC are the following individuals.

Name	Office
Richard J. Bressler	Manager, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Robert H. Walls, Jr.	Manager, Executive Vice President, General Counsel and Secretary

As of the Effective Date, the managers and executive officers of the Guarantor listed above are expected to serve in the offices set forth in the table above, except that Mr. Steven J. Macri will become Executive Vice President and Chief Financial Officer - IHM, Mr. Robert H. Walls, Jr. will be replaced by Mr. Paul McNicol as manager and Executive Vice President, General Counsel and Secretary and Mr. Brian D. Coleman and Ms. Lauren E. Dean will cease to serve as executive officers.

As of the date of this Application, the executive officers of Broader Media, LLC, Broader Media Holdings, LLC, CC Finco, LLC and CC Finco Holdings, LLC are the following individuals. These entities are managed by their sole members.

Name	Office
Richard J. Bressler	President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary

As of the Effective Date, Mr. Bressler and Mr. Bick are expected to continue in their current offices. Mr. Scott D. Hamilton will become Senior Vice President, Chief Accounting Officer and Assistant Secretary, Mr. Steven J. Macri will become Senior Vice President - Finance and Mr. Paul McNicol will replace Mr. Robert H. Walls, Jr. as Executive Vice President, General Counsel and Secretary. Mr. Brian D. Coleman and Ms. Lauren E. Dean will cease to serve as executive officers.

As of the date of this Application, the directors and executive officers of Clear Channel Investments, Inc., Clear Channel Mexico Holdings, Inc., Clear Channel Real Estate Services, LLC, iHeartMedia Management Services, Inc. and iHM Identity, Inc. are the following individuals.

Name	Office
Richard J. Bressler	Director, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Robert H. Walls, Jr.	Director, Executive Vice President, General Counsel and Secretary

As of the Effective Date, Mr. Bressler and Mr. Bick are expected to continue in their current offices. Mr. Scott D. Hamilton will become Senior Vice President, Chief Accounting Officer and Assistant Secretary, Mr. Steven J. Macri will become Senior Vice President - Finance and Mr. Paul McNicol will replace Mr. Robert H. Walls, Jr. as director and Executive Vice President, General Counsel and Secretary. Mr. Brian D. Coleman and Ms. Lauren E. Dean will cease to serve as executive officers.

As of the date of this Application, the managers and executive officers of iHeartMedia Capital I, LLC are the following individuals.

Name	Office
David C. Abrams	Manager
John N. Belitsos	Manager
Frederic F. Brace	Manager
Richard J. Bressler	Manager, President, Chief Operating Officer and Chief Financial Officer
James C. Carlisle	Manager
John P. Connaughton	Manager
Charles H. Cremens	Manager
Matthew J. Freeman	Manager
Laura Grattan	Manager
Blair E. Hendrix	Manager
Jonathon S. Jacobson	Manager
Robert W. Pittman	Manager
Scott M. Sperling	Manager
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman,	Senior Vice President and Treasurer
Lauren E. Dean	Senior Vice President, Associate General Counsel and Assistant Secretary
C. William Eccleshare	Chairman and Chief Executive Officer - Clear Channel Outdoor International
Wendy Goldberg	Executive Vice President - Communications
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Juliana F. Hill	Senior Vice President-Liquidity and Asset Management
Steven J. Macri	Senior Vice President - Corporate Finance
Jessica Marventano	Senior Vice President-Government Affairs
Paul McNicol	Executive Vice President and Deputy General Counsel
Steve Mills	Senior Vice President - Chief Information Officer
Robert W. Pittman	Chairman and Chief Executive Officer
Duaine Smith	Senior Vice President and General Auditor
Gayle Troberman	Executive Vice President and Chief Marketing Officer
Robert H. Walls, Jr.	Executive Vice President, General Counsel and Secretary
Scott R. Wells	Chief Executive Officer - Clear Channel Outdoor Americas

As of the Effective Date, the managers and executive officers of iHeartMedia Capital I, LLC are expected to be the following individuals.

Name	Office
Richard J. Bressler	Director, President and Chief Financial Officer
Paul McNicol	Director, Executive Vice President, General Counsel and Secretary
Scott T. Bick	Senior Vice President - Tax
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM

As of the date of this Application, the managers and executive officers of iHeartMedia Tower Co. Holdings, LLC are the following individuals.

Name	Office
Richard J. Bressler	Manager, President and Chief Financial Officer
Scott T. Bick	Senior Vice President - Tax
Brian D. Coleman	Senior Vice President, Treasurer and Assistant Secretary
Stephen G. Davis	Senior Vice President - Real Estate, Facilities and Capital Management
Lauren E. Dean	Vice President, Associate General Counsel and Assistant Secretary
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Juliana F. Hill	Senior Vice President - Liquidity and Asset Management
Jeff Littlejohn	Executive Vice President - Engineering and Systems Integration - IHM
Steven J. Macri	Executive Vice President and Chief Financial Officer - IHM
Robert H. Walls, Jr.	Manager, Executive Vice President, General Counsel and Secretary

As of the Effective Date, the managers and executive officers of iHeartMedia Tower Co. Holdings, LLC are expected to be the following individuals.

Name	Office
Richard J. Bressler	Manager, President and Chief Financial Officer
Paul McNicol	Manager, Executive Vice President, General Counsel and Secretary
Scott T. Bick	Senior Vice President - Tax
Scott D. Hamilton	Senior Vice President, Chief Accounting Officer and Assistant Secretary
Steven J. Macri	Senior Vice President - Finance

As of the date of this Application, the directors and executive officers of CC Outdoor Holdings, Inc. are the following individuals.

Name	Office
Richard J. Bressler	Director, President, Chief Financial Officer and Chief Operating Officer
Robert H. Walls, Jr.	Director

As of the Effective Date, Mr. Bressler is expected to continue to serve in the offices set forth in the table above and Mr. Robert H. Walls, Jr. will be replaced by Mr. Paul McNicol as director.

5.	Principal Owners of Voting Securities.

The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Applicants as of the date of this Application. The mailing address of each holder listed in each of the tables set forth below is: c/o iHeartCommunications, Inc., 20880 Stone Oak Parkway, San Antonio, Texas 78258.

The Company

Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
iHeartMedia Capital I, LLC	Common Stock	500,000,000	100%

Upon consummation of the Plan of Reorganization, iHeartMedia Capital I, LLC will continue to own all of the voting securities of the Company.

The Guarantors

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
AMFM Broadcasting Licenses, LLC	AMFM Broadcasting, Inc.	Membership Interest	N/A	100%
AMFM Broadcasting, Inc.	AMFM Operating Inc.	Common Stock, $0.10 per share	1,000	100
AMFM Operating Inc.	Clear Channel Holdings, Inc.	Common Stock, par value $0.01 per share	1,040	100
AMFM Radio Licenses, LLC	Capstar Radio Operating Company	Membership Interest	N/A	100
AMFM Texas Broadcasting, LP	AMFM Texas, LLC	Partnership shares	N/A	99
AMFM Texas Licenses, LLC	Capstar Radio Operating Company	Membership Interest	N/A	100
AMFM Texas, LLC	AMFM Broadcasting, Inc.	Membership Interest	N/A	100
Broader Media, LLC	iHeart Operations, Inc.	Membership Interest	N/A	100
Broader Media Holdings, LLC	Clear Channel Holdings, Inc.	Membership Interest	N/A	100
Capstar Radio Operating Company	AMFM Texas Broadcasting, LP	Common Stock, par value $0.10 per share	100	100
Capstar TX, LLC	Capstar Radio Operating Company	Membership Interest	N/A	100
CC Broadcast Holdings, Inc.	CC Broadcasting Licenses, Inc.	Common Stock, without par value	1,000	100
CC Finco, LLC	iHeart Operations, Inc.	Membership Interest	N/A	100
CC Finco Holdings, LLC	iHeartCommunications, Inc.	Membership Interest	N/A	100
CC Licenses, LLC	iHeartMedia + Entertainment, Inc.	Membership Interest	N/A	100
CC Outdoor Holdings, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.10 per share	1,000	100

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Christal Radio Sales, Inc.	Katz Communications, Inc.	Common Stock, par value $1.00 per share	1,000	100
Cine Guarantors II, Inc.	Citicasters Co.	Common Stock, par value $1.00 per share	100	100
Citicasters Co.	Clear Channel Holdings, Inc.	Class A Common Stock, no par value	100	100
Citicasters Licenses, Inc.	Citicasters Co.	Common Stock, par value $1.00 per share	1,000	100
Clear Channel Broadcasting Licenses, Inc.	Clear Channel Holdings, Inc.	Common Stock, par value $0.10 per share	100	100
Clear Channel Investments, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.10 per share	1,000	100
Clear Channel Metro, LLC	iHeartCommunications, Inc.	Membership Interest	N/A	100
Clear Channel Mexico Holdings, Inc.	Clear Channel Holdings, Inc.	Common Stock, no par value	N/A	100
Clear Channel Real Estate, LLC	Clear Channel Holdings, Inc.	Membership Interest	N/A	100
Clear Channel Real Estate Services, LLC	iHeartMedia Management Services, LLC	Membership Interest	N/A	100
Critical Mass Media, Inc.	Clear Channel Holdings, Inc.	Common Stock, no par value	100	100
iHeartMedia Capital I, LLC	iHeartMedia Capital II, LLC	Membership Interest	N/A	100
iHeartMedia + Entertainment, Inc.	CC Broadcast Holdings, Inc.	Common Stock, par value $0.10 per share	100	100
iHeartMedia Management Services, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.01 per share	100	100
iHeartMedia Tower Co. Holdings, LLC	iHeartCommunications, Inc.	Membership Interest	N/A	100
iHeart Operations, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.01 per share	1,000	100
iHM Identity, Inc.	iHeartCommunications, Inc.	Common Stock, par value $0.01 per share	100	100
Jelli, Inc.	Broader Media Holdings, LLC	Common Stock, par value $0.0001 per share	1,000	100

Guarantor Name	Name and Complete Mailing Address of Equityholder	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Katz Communications, Inc.	Katz Media Group, Inc.	Common Stock, par value $0.01 per share	1,000	100
Katz Media Group, Inc.	AMFM Operating, Inc.	Common Stock, par value $0.01 per share	1,000	100
Katz Millennium Sales & Marketing Inc.	Katz Communications, Inc.	Common Stock, par value $0.10 per share	10,000	100
Katz Net Radio Sales, Inc.	Katz Communications, Inc.	Common Stock. par value $1.00 per share	100	100
M Street Corporation	Critical Mass Media, Inc.	Common Stock, without par value	1,000	100
Metro Networks Communications, LP	Metro Networks Services, Inc.	Partnership shares	N/A	100
Metro Networks Services, Inc.	TTWN Media Networks, LLC	Common Stock, par value $0.01 per share	1,000	100
Premiere Networks, Inc.	Clear Channel Holdings, Inc.	Common Stock, par value $0.01 per share	2,909.601	100
SmartRoute Systems, Inc.	Clear Channel Metro, LLC	Common stock, par value $1.00 per share	1,000	100
Stuff Media LLC	iHeartMedia + Entertainment, Inc.	Membership Interests	N/A	100
Terrestrial RF Licensing, Inc.	iHeartMedia + Entertainment, Inc.	Common Stock	1,000	100
TLAC, Inc.	Clear Channel Metro, LLC	Common Stock, par value $0.10 per share	100	100
TTWN Networks, LLC	TTWN Networks, LLC	Membership Interest	N/A	100
TTWN Media Networks, LLC	Clear Channel Metro, LLC	Membership Interest	N/A	100

Upon consummation of the Plan of Reorganization, the equityholders listed above will continue to own all of the voting securities of the Guarantors.

UNDERWRITERS

6.	Underwriters.

(a) The following table sets forth information regarding all persons who have acted as an underwriter of any securities of the Applicants within three years prior to the date of the filing of this Application.

Name	Mailing Address	Offering
Moelis & Company, LLC	399 Park Avenue New York, New York 10022	February 2017 Exchange Offer of 10.0% Senior Notes due 2018 for 11.25% Priority Guarantee Notes due 2021

(b) There is no proposed principal underwriter for the New Secured Notes that are to be issued under the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

The Company

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, par value $0.10 per share	500,000,000	500,000,000
9.0% Priority Guarantee Notes Due 2019 (1)	N/A	1,999,815,000
9.0% Priority Guarantee Notes Due 2021 (1)	N/A	1,750,000,000
11.25% Priority Guarantee Notes Due 2021 (1)(2)	N/A	870,546,000
9.0% Priority Guarantee Notes Due 2022 (1)	N/A	1,000,000,000
10.625% Priority Guarantee Notes Due 2023 (1)	N/A	950,000,000
14.0% Senior Notes due 2021 (1)(3)	N/A	2,235,471,975
Legacy Notes: (4)
5.50% Senior Notes due 2016 (5)	N/A	57,100,000
6.875% Senior Notes Due 2018	N/A	175,000,000
7.25% Senior Notes Due 2027	N/A	300,000,000

(1)	These securities are guaranteed on a senior basis by each of the Guarantors.
(2)	Includes $180.8 million aggregate principal amount of 11.25% Priority Guarantee Notes due 2021 held by the Company’s subsidiaries, which will be cancelled prior to the Effective Date.
(3)	Includes $453.9 million aggregate principal amount of 14% Senior Notes due 2021 held by the Company’s subsidiaries, which will be cancelled prior to the Effective Date.
(4)	These securities are not guaranteed by the Guarantors.
(5)	Held by the Company’s wholly-owned subsidiary, Clear Channel Holdings, Inc.

As of the Effective Date, pursuant to the Plan of Reorganization, all the series of notes listed below will be deemed satisfied in full, released and discharged, and the Company will issue the New Senior Secured Notes and $1,450 million in aggregate principal amount of the New Unsecured Notes, which will also be distributed to Allowed Claimholders.

The Guarantors

Company Name	Title of Class	Amount Authorized	Amount Outstanding
AMFM Broadcasting Licenses, LLC	Membership Interest	N/A	N/A
AMFM Broadcasting, Inc.	Common Stock, $0.10 per share	1,000	1,000
AMFM Operating Inc.	Common Stock, par value $0.01 per share	1,040	1,040
AMFM Radio Licenses, LLC	Membership Interest	N/A	N/A
AMFM Texas Broadcasting, LP	Partnership shares	N/A	N/A
AMFM Texas Licenses, LLC	Membership Interest	N/A	N/A
AMFM Texas, LLC	Membership Interest	N/A	N/A
Broader Media, LLC	Membership Interest	N/A	N/A
Broader Media Holdings, LLC	Membership Interest	N/A	N/A
Capstar Radio Operating Company	Common Stock, par value $0.10 per share	1,000	100
Capstar TX, LLC	Membership Interest	N/A	N/A
CC Broadcast Holdings, Inc.	Common Stock, without par value	1,000	1,000
CC Finco, LLC	Membership Interest	N/A	N/A
CC Finco Holdings, LLC	Membership Interest	N/A	N/A
CC Licenses, LLC	Membership Interest	N/A	N/A
CC Outdoor Holdings, Inc.	Common Stock, par value $0.10 per share	1,000	1,000

Company Name	Title of Class	Amount Authorized	Amount Outstanding
Christal Radio Sales, Inc.	Common Stock, par value $1.00 per share	1,000	1,000
Cine Guarantors II, Inc.	Common Stock, par value $1.00 per share	25,000	100
Citicasters Co.	Class A Common Stock, no par value	1,000	100
	Class B Common Stock, no par value	1,000	100
Citicasters Licenses, Inc.	Common Stock, par value $1.00 per share	1,000	1,000
Clear Channel Broadcasting Licenses, Inc.	Common Stock, par value $0.10 per share	1,000	100
Clear Channel Investments, Inc.	Common Stock, par value $0.10 per share	1,000	1,000
Clear Channel Metro, LLC	Membership Interest	N/A	N/A
Clear Channel Mexico Holdings, Inc.	Common Stock, without par value	1,000	2
Clear Channel Real Estate, LLC	Membership Interest	N/A	N/A
Clear Channel Real Services, LLC	Membership Interest	N/A	N/A
Critical Mass Media, Inc.	Common Stock, no par value	750	100
iHeartMedia Capital I, LLC	Membership Interest	N/A	N/A
iHeartMedia + Entertainment, Inc.	Common Stock, par value $0.10 per share	1,000	100
iHeartMedia Management Services, Inc.	Common Stock, par value $0.01 per share	1,000	100
iHeartMedia Tower Co. Holdings, LLC	Membership Interest	N/A	N/A
iHeart Operations, Inc.	Common Stock, par value $0.01 per share	1,000	1,000
iHM Identity, Inc.	Common Stock, par value $0.01 per share	1,000	100
Jelli, Inc.	Common Stock, par value $0.0001 per share	1,000	100
Katz Communications, Inc.	Common Stock, par value $0.01 per share	1,000	1,000
Katz Media Group, Inc.	Common Stock, par value $0.01 per share	1,000	1,000
Katz Millennium Sales & Marketing Inc.	Common Stock, par value $0.10 per share	10,000	10,000
Katz Net Radio Sales, Inc.	Common Stock. par value $1.00 per share	10,000	100
M Street Corporation	Common Stock, without par value	100,000	1,000
Metro Networks Communications, LP	Partnership Shares	N/A	100
Metro Networks Services, Inc.	Common Stock. par value $0.01 per share	1,000	100
Premiere Networks, Inc.	Common Stock, par value $0.01 per share	14,000	2,909.601
	Class A common stock, par value $0.010 per share	20,000	0
	Preferred Stock, $0.01 per share	5,000	0
SmartRoute Systems, Inc.	Common Stock, par value $1.00 per share	1,000	100
Stuff Media, LLC	Membership Interest	N/A	100
Terrestrial RF Licensing, Inc.	Common Stock, par value $0.010 per share	1,000	1,000
TLAC, Inc.	Common Stock. par value $0.10 per share	100	100
TTWN Networks, LLC	Membership Interest	N/A	N/A
TTWN Media Networks, LLC	Membership Interest	N/A	N/A

(b) Each holder of common stock of the Company and the Guarantors that are corporations has one vote on all matters to be voted upon by stockholders with no cumulative voting rights. Except for Broader Media Holdings, LLC, which has two members and is controlled by one such member, the Guarantors that are limited liability companies have a sole member and are either controlled by such sole member (in the case of AMFM Radio Licenses, LLC, AMFM Texas, LLC, Broader Media, LLC, CC Finco, LLC, CC Finco Holdings, LLC, Clear Channel Metro, LLC, iHeartMedia Tower Co. Holdings, LLC, TTWN Networks, LLC and TTWN Media Networks, LLC) or a board of managers (in the case of AMFM Broadcasting Licenses, LLC, AMFM Texas Licenses, LLC, Capstar TX, LLC, CC Licenses, LLC, Clear Channel Real Estate, LLC, Clear Channel Real Estate Services, LLC and iHeartMedia Capital I, LLC). The Guarantors that are partnerships are controlled by their general partner.

Holders of the series of notes of the Company listed above have the voting rights with respect to the respective series of notes set forth under the respective indenture.

INDENTURE SECURITIES

14.	Analysis of Indenture Provisions.

The New Secured Notes will be subject to the new Indenture to be entered into among the Company, the Guarantors, and U.S. Bank National Association, as trustee (the “Trustee”) and collateral agent. The following is a general description of certain provisions included in the Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) default in any payment of interest on any Senior Secured Note when due and payable, continued for 30 days; (2) default in the payment of the principal amount of or premium, if any, on any Senior Secured Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration of acceleration or otherwise; (3) failure by the Company or any Guarantor to comply for 60 days after written notice by the Trustee on behalf of the Holders or by the Holders of 25% in principal amount of the outstanding Senior Secured Notes with any agreement or obligation contained in the Indenture; provided that in the case of a failure to comply with the Indenture provisions described under Section 3.10 thereof, such period of continuance of such default or breach shall be 120 days after written notice described in this clause has been given; (4) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Parent Guarantor or a Significant Subsidiary of the Parent Guarantor other than Indebtedness owed to the Parent Guarantor or a Restricted Subsidiary whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default (a) is caused by a failure to pay principal of such Indebtedness, at its stated final maturity (after giving effect to any applicable grace periods) provided in such Indebtedness; or (b) results in the acceleration of such Indebtedness prior to its stated final maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default of principal at its stated final maturity (after giving effect to any applicable grace periods) or the maturity of which has been so accelerated, aggregates to $100 million or more at any time outstanding; (5) certain events of bankruptcy or insolvency with respect to the Parent Guarantor or a Significant Subsidiary (or a group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements for the Parent Guarantor and its Restricted Subsidiaries) would constitute a Significant Subsidiary); (6) failure by the Parent Guarantor or any Significant Subsidiary (or group of Restricted Subsidiaries that together (as of the latest audited consolidated financial statements for the Parent Guarantor and its Restricted Subsidiaries) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $100 million other than any judgments covered by indemnities provided by, or insurance policies issued by, reputable and creditworthy companies, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed; (7) any Guarantee of the Senior Secured Notes by a Significant Subsidiary ceases to be in full force and effect, other than in accordance with the terms of the Indenture; (8) any Collateral Document or any material portion thereof, after delivery thereof pursuant to the terms of this Indenture or the Collateral Documents, shall for any reason cease to be in full force and effect with respect to any material portion of the Collateral; or, subject to certain exceptions, any security interest in any material portion of the Collateral created, or purported to be created, by any Collateral Document for any reason ceases to be enforceable and of the same effect and priority purported to be created thereby; or (9) the failure by the Company or any Guarantor to comply for 60 days after notice with its other agreements contained in the Collateral Documents except for a failure that would not be material to the Holders of the Senior Secured Notes and would not materially affect the value of the Collateral taken as a whole.

If any Event of Default (other than an Event of Default specified in clause (5) above occurs and is continuing under the Indenture, the Trustee by notice to the Company or the Holders of at least 25% in principal amount of the outstanding New Secured Notes (with a copy to the Company and the Trustee) may declare the principal of, premium, if any, and accrued and unpaid interest on, all of the Senior Secured Notes to be due and payable. Upon such declaration, such principal and accrued and unpaid interest shall be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising under clause (5) above with respect to the Issuer, all outstanding New Secured Notes shall be due and payable without further action or notice.

If a Default occurs and is continuing and the Trustee is informed of such occurrence by the Company, the Trustee must give notice to Holders of Senior Secured Notes of the Default within 60 days after it occurs. The Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal or accrued and unpaid interest, if and so long as it determines that withholding notice is in their interest.

(b)	Authentication and Delivery of New Secured Notes; Application of Proceeds.

At least one Officer shall execute the New Secured Notes on behalf of the Issuer by manual, facsimile or PDF signature.

If an Officer whose signature is on a New Secured Note no longer holds that office at the time such New Secured Note is authenticated, such New Secured Note shall nevertheless be valid.

A New Secured Note shall not be valid until an authorized officer of the Trustee manually authenticates such New Secured Note. The signature shall be conclusive evidence that the New Secured Note has been duly authenticated and issued under the Indenture.

On the Effective Date, the Trustee shall, upon receipt of a Company Order (an “Authentication Order”), authenticate and make available for delivery the Initial Notes. In addition, at any time, from time to time, the Trustee shall upon receipt of an Authentication Order authenticate and make available for delivery any Additional Notes for an aggregate principal amount specified in such Authentication Order for such Additional Notes issued under the Indenture.

The Trustee may appoint an authenticating agent reasonably acceptable to the Company to authenticate the New Secured Notes. An authenticating agent may authenticate the New Secured Notes whenever the Trustee may do so. Each reference in the Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as any Registrar, Paying Agent or agent for service of notices and demands.

The New Secured Notes shall be issuable in minimum denominations of $100.0 and integral multiples of $1.0 thereafter.

The Company will not receive any proceeds from the issuance of the New Secured Notes pursuant to the Plan of Reorganization.

(c)	Release of Collateral.

Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents, the Intercreditor Agreements or as provided in the Indenture, including (i) upon payment in full of the principal of, together with accrued and unpaid interest and any premium on, the New Secured Notes and all other Obligations under the Indenture, the Note Guarantees and the Collateral Documents, (ii) upon satisfaction and discharge of the Indenture, (iii) upon Legal Defeasance or Covenant Defeasance, (iv) with the consent of the requisite Holders of the New Secured Notes, (v) upon sale or disposal in accordance with the Indenture, the Intercreditor Agreements and the Collateral Documents, (vi) upon release of the Note Guarantee of a Guarantor that held the Collateral, or (vii) upon release in accordance with, and as expressly provided for by the terms of, the Indenture, the Intercreditor Agreements and the Collateral Documents.

(d)	Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect as to all outstanding New Secured Notes when:

(i)     either:

(1)     all New Secured Notes that have been authenticated and delivered (other than certain lost, stolen or destroyed New Secured Notes and certain New Secured Notes for which provision for payment was previously made and thereafter the funds have been released to the Company) have been delivered to the Trustee for cancellation; or

(2)     all New Secured Notes not previously delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their Stated Maturity within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company;

(ii)     the Company has deposited or caused to be deposited with the Trustee money in Dollars or U.S. Government Obligations, or a combination thereof, as applicable, in an amount sufficient to pay and discharge the entire indebtedness without reinvestment on the New Secured Notes not previously delivered to the Trustee for cancellation, for principal, premium, if any, and interest to the date of deposit (in the case of New Secured Notes that have become due and payable), or to the Stated Maturity or redemption date, as the case may be;

(iii)     the Company has paid or caused to be paid all other sums payable under the Indenture; and

(iv)     the Company has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officer’s Certificate stating that in the course of the performance by the signer of his or her duties as an Officer of the Company he or she would normally have knowledge of any Default or Event of Default and whether or not the signer knows of any Default or Event of Default that occurred during the previous fiscal year. If such Officer does have such knowledge, the certificate shall describe the Default or Event of Default, its status and the action the Company is taking or proposes to take with respect thereto. The Company shall comply with Section 314(a)(4) of the Trust Indenture Act.

The Company shall deliver to the Trustee, as soon as possible and in any event within 30 days after the Company becomes aware of the occurrence of any Default or Event of Default, an Officer’s Certificate setting forth the details of such Event of Default or Default, its status and the actions which the Company is taking or proposes to take with respect thereto.

15.	Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Secured Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 20, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Restated Articles of Incorporation, as amended, of iHeartCommunications, Inc. (Incorporated by reference to Exhibit 3.1 to the iHeartCommunications, Inc. Registration Statement on Form S-4 (File No. 333-200971) filed on December 15, 2014).

Exhibit T3A.2	Certificate of Formation of iHeartMedia Capital I, LLC, as amended (Incorporated by reference to Exhibit 3.3 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.3	Certificate of Incorporation of AMFM Broadcasting, Inc. (Incorporated by reference to Exhibit 3.1.5 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.4	Amended and Restated Certificate of Incorporation of AMFM Operating Inc. (Incorporated by reference to Exhibit 3.1.9 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.5	Certificate of Formation of Citicasters Licenses, Inc. (Incorporated by reference to Exhibit 3.1.29 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.6	Certificate of Incorporation of Capstar Radio Operating Company (Incorporated by reference to Exhibit 3.1.19 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.7	Articles of Incorporation of CC Broadcast Holdings, Inc. (Incorporated by reference to Exhibit 3.1.21 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.8	Certificate of Incorporation of Christal Radio Sales, Inc. (Incorporated by reference to Exhibit 3.1.26 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.9	Articles of Incorporation of Cine Guarantors II, Inc. (Incorporated by reference to Exhibit 3.1.27 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.10	Certificate of Amended Articles of Incorporation of Citicasters Co. (Incorporated by reference to Exhibit 3.1.28 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.11	Articles of Incorporation of Clear Channel Broadcasting Licenses, Inc., as amended (Incorporated by reference to Exhibit 3.1.31 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.12	Articles of Incorporation of iHeartMedia+Entertainment, Inc., as amended (Incorporated by reference to Exhibit 3.23 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.13	Certificate of Formation of iHM Identity, Inc., as amended (Incorporated by reference to Exhibit 3.25 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.14	Articles of Incorporation of Clear Channel Investments, Inc. (Incorporated by reference to Exhibit 3.1.38 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.15	Certificate of Formation of iHeartMedia Management Services, Inc., as amended. (Incorporated by reference to Exhibit 3.31 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.16	Articles of Incorporation of Clear Channel Mexico Holdings, Inc. (Incorporated by reference to Exhibit 3.1.40 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.17	Articles of Incorporation of Critical Mass Media, Inc., as amended (Incorporated by reference to Exhibit 3.1.45 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.18	Restated Certificate of Incorporation of Katz Communications, Inc. (Incorporated by reference to Exhibit 3.1.50 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.19	Certificate of Incorporation of Katz Media Group, Inc., as amended (Incorporated by reference to Exhibit 3.1.51 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.20	Certificate of Incorporation of Katz Millennium Sales & Marketing Inc., as amended (Incorporated by reference to Exhibit 3.1.52 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009.

Exhibit T3A.21	Certificate of Incorporation of Katz Net Radio Sales, Inc., as amended (Incorporated by reference to Exhibit 3.1.53 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.22	Articles of Incorporation of M Street Corporation (Incorporated by reference to Exhibit 3.1.55 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.23	Certificate of Incorporation of Premiere Networks, Inc., as amended (Incorporated by reference to Exhibit 3.49 to the iHeartCommunications, Inc. Form S-4 filed on December 16, 2014).

Exhibit T3A.24	Articles of Incorporation of Terrestrial RF Licensing, Inc. (Incorporated by reference to Exhibit 3.1.58 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.25	Certificate of Formation of CC Licenses, LLC (Incorporated by reference to Exhibit 3.1.23 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.26	Certificate of Formation of Clear Channel Real Estate, LLC, as amended (Incorporated by reference to Exhibit 3.1.41 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.27	Certificate of Formation of AMFM Broadcasting Licenses, LLC (Incorporated by reference to Exhibit 3.1.4 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.28	Certificate of Formation of AMFM Radio Licenses, LLC, as amended (Incorporated by reference to Exhibit 3.1.11 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.29	Certificate of Formation of AMFM Texas, LLC (Incorporated by reference to Exhibit 3.1.15 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.30	Certificate of Limited Partnership of AMFM Texas Broadcasting, LP, as amended (Incorporated by reference to Exhibit 3.1.13 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.31	Certificate of Formation of AMFM Texas Licenses, LLC (Incorporated by reference to Exhibit 3.65 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3A.32	Certificate of Formation of Capstar TX, LLC (Incorporated by reference to Exhibit 3.67 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3A.33	Certificate of Formation of CC Finco Holdings, LLC (Incorporated by reference to Exhibit 3.1.22 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3A.34	Certificate of Formation of Broader Media, LLC (Previously filed as Exhibit T3A.34).

Exhibit T3A.35	Certificate of Formation of CC Finco, LLC (Previously filed as Exhibit T3A.35).

Exhibit T3A.36	Certificate of Incorporation of Clear Channel Metro, LLC (Previously filed as Exhibit T3A.37).

Exhibit T3A.37	Certificate of Formation of iHeartMedia Tower Co. Holdings, LLC (Previously filed as Exhibit T3A.38).

Exhibit T3A.38	Articles of Organization of TTWN Media Networks, LLC (Previously filed as Exhibit T3A.39).

Exhibit T3A.39	Certificate of Formation of TTWN Networks, LLC (Previously filed as Exhibit T3A.40).

Exhibit T3A.40	Certificate of Incorporation of iHeart Operations, Inc. (Filed herewith).

Exhibit T3A.41	Certificate of Formation of Broader Media Holdings, LLC (Filed herewith).

Exhibit T3A.42	Certificate of Incorporation of CC Outdoor Holdings, Inc. (Filed herewith).

Exhibit T3A.43	Certificate of Formation of Clear Channel Real Estate Services, LLC (Filed herewith).

Exhibit T3A.44	Amended and Restated Certificate of Incorporation of Jelli, Inc. (Filed herewith).

Exhibit T3A.45	Certificate of Formation of Metro Networks Communications, LP (Filed herewith).

Exhibit T3A.46	Certificate of Incorporation of Metro Networks Services, Inc. (Filed herewith).

Exhibit T3A.47	Certificate of Incorporation of SmartRoute Systems, Inc. (Filed herewith).

Exhibit T3A.48	Certificate of Formation of Stuff Media LLC (Filed herewith).

Exhibit T3A.49	Certificate of Incorporation of TLAC, Inc. (Filed herewith).

Exhibit T3B.1	Seventh Amended and Restated Bylaws, as amended, of iHeartCommunications, Inc. (Incorporated by reference to Exhibit 3.2 to the iHeartCommunications, Inc. Annual Report on Form 10-K for the year ending December 31, 2007).

Exhibit T3B.2	Limited Liability Company Agreement of iHeartMedia Capital I, LLC (Incorporated by reference to Exhibit 3.2.33 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.3	Amended and Restated Bylaws of AMFM Broadcasting, Inc. (Incorporated by reference to Exhibit 3.2.5 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.4	Bylaws of AMFM Operating Inc. (Incorporated by reference to Exhibit 3.2.9 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.5	Bylaws of Citicasters Licenses, Inc. (Incorporated by reference to Exhibit 3.2.29 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.6	Bylaws of Capstar Radio Operating Company (Incorporated by reference to Exhibit 3.2.19 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.7	Bylaws of CC Broadcast Holdings, Inc. (Incorporated by reference to Exhibit 3.2.21 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.8	Amended and Restated Bylaws of Christal Radio Sales, Inc. (Incorporated by reference to Exhibit 3.2.26 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.9	Amended and Restated Bylaws of Cine Guarantors II, Inc. (Incorporated by reference to Exhibit 3.2.27 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.10	Amended and Restated Regulations of Citicasters Co. (Incorporated by reference to Exhibit 3.2.28 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.11	Amended and Restated Bylaws of Clear Channel Broadcasting Licenses, Inc. (Incorporated by reference to Exhibit 3.2.31 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.12	Amended and Restated Bylaws of iHeartMedia+Entertainment, Inc. (Incorporated by reference to Exhibit 3.2.32 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.13	Bylaws of iHM Identity, Inc. (Incorporated by reference to Exhibit 3.2.37 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.14	Bylaws of Clear Channel Investments, Inc. (Incorporated by reference to Exhibit 3.2.38 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.15	Bylaws of iHeartMedia Management Services, Inc. (Incorporated by reference to Exhibit 3.2.39 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.16	Bylaws of Clear Channel Mexico Holdings, Inc. (Incorporated by reference to Exhibit 3.2.40 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.17	Amended and Restated Regulations of Critical Mass Media, Inc. (Incorporated by reference to Exhibit 3.2.45 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.18	Bylaws of Katz Communications, Inc. (Incorporated by reference to Exhibit 3.2.50 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.19	Bylaws of Katz Media Group, Inc. (Incorporated by reference to Exhibit 3.2.51 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.20	Amended and Restated Bylaws of Katz Millennium Sales & Marketing Inc. (Incorporated by reference to Exhibit 3.2.52 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.21	Amended and Restated Bylaws of Katz Net Radio Sales, Inc. (Incorporated by reference to Exhibit 3.2.53 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.22	Amended and Restated Bylaws of M Street Corporation (Incorporated by reference to Exhibit 3.2.55 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.23	Amended and Restated Bylaws of Premiere Networks, Inc. (Incorporated by reference to Exhibit 3.2.56 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.24	Amended and Restated Bylaws of Terrestrial RF Licensing, Inc. (Incorporated by reference to Exhibit 3.2.58 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.25	Limited Liability Company Agreement of CC Licenses, LLC (Incorporated by reference to Exhibit 3.2.23 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.26	Limited Liability Company Agreement of Clear Channel Real Estate, LLC (Incorporated by reference to Exhibit 3.2.41 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.27	Amended and Restated Limited Liability Company Agreement of AMFM Broadcasting Licenses, LLC (Incorporated by reference to Exhibit 3.2.4 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30.

Exhibit T3B.28	Limited Liability Company Agreement of AMFM Radio Licenses, LLC, as amended (Incorporated by reference to Exhibit 3.2.11 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.29	Amended and Restated Limited Liability Company Agreement of AMFM Texas, LLC (Incorporated by reference to Exhibit 3.2.15 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.30	Agreement of Limited Partnership of AMFM Texas Broadcasting, LP (Incorporated by reference to Exhibit 3.2.13 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.31	Company Agreement of AMFM Texas Licenses, LLC (Incorporated by reference to Exhibit 3.66 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3B.32	Company Agreement of Capstar TX, LLC (Incorporated by reference to Exhibit 3.68 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on June 24, 2011).

Exhibit T3B.33	Limited Liability Company Agreement of CC Finco Holdings, LLC (Incorporated by reference to Exhibit 3.2.22 to the iHeartCommunications, Inc. Registration Statement on Form S-4 filed on March 30, 2009).

Exhibit T3B.34	Limited Liability Company Agreement of Broader Media, LLC (Previously filed as Exhibit T3B.34)

Exhibit T3B.35	Limited Liability Company Agreement of CC Finco, LLC (Previously filed as Exhibit T3B.35)

Exhibit T3B.36	Limited Liability Company Agreement of Clear Channel Metro, LLC (Previously filed as Exhibit T3B.37).

Exhibit T3B.37	Limited Liability Company Agreement of iHeartMedia Tower Co. Holdings, LLC (Previously filed as Exhibit T3B.38).

Exhibit T3B.38	Limited Liability Company Agreement of TTWN Media Networks, LLC (Previously filed as Exhibit T3B.39).

Exhibit T3B.39	Limited Liability Company Agreement of TTWN Networks, LLC (Previously filed as Exhibit T3B.40).

Exhibit T3B.40	Bylaws of iHeart Operations, Inc. (Filed herewith).

Exhibit T3B.41	Amended and Restated Limited Liability Company Agreement of Broader Media Holdings, LLC (Filed herewith).

Exhibit T3B.42	Bylaws of CC Outdoor Holdings, Inc. (Filed herewith).

Exhibit T3B.43	Limited Liability Company Agreement of Clear Channel Real Estate Services, LLC (Filed herewith).

Exhibit T3B.44	Amended and Restated Bylaws of Jelli, Inc. (Filed herewith).

Exhibit T3B.45	Amended and Restated Limited Partnership Agreement of Metro Networks Communications, LP (Filed herewith).

Exhibit T3B.46	Bylaws of Metro Networks Services, Inc. (Filed herewith).

Exhibit T3B.47	Bylaws of SmartRoute Systems, Inc. (Filed herewith).

Exhibit T3B.48	Amended and Restated Limited Liability Company Agreement of Stuff Media LLC (Filed herewith).

Exhibit T3B.49	Bylaws of TLAC, Inc. (Filed herewith).

Exhibit T3C	Form of new Indenture Governing the New Secured Notes (Filed herewith).

Exhibit T3D	Not applicable.

Exhibit T3E.1	Disclosure Statement relating to the Amended Joint Plan of Reorganization of iHeartMedia, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (Filed herewith).

Exhibit T3E.2	Amended Joint Plan of Reorganization of iHeartMedia, Inc., et al. pursuant to Chapter 11 of the Bankruptcy Code (Incorporated by reference to Exhibit 2.1 to the iHeartMedia, Inc. Current Report on Form 8-K filed on January 28, 2019).

Exhibit T3F	Cross-reference sheet (included in Exhibit T3C).

Exhibit T3G	Form T-1 qualifying the Trustee under the new Indenture to be qualified pursuant to this Form T-3 (Filed herewith).

Exhibit T3H	Structure Chart (Filed herewith).

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, iHeartCommunications, Inc., a corporation incorporated under the laws of Texas, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, Texas on April 26, 2019.

(SEAL)		IHEARTCOMMUNICATIONS, INC.

Attest:	/s/ Lauren E. Dean	By:	/s/ Richard J. Bressler
Name:	Lauren E. Dean		Name:	Richard J. Bressler
			Title:	President, Chief Financial Officer and Chief Operating Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, Texas on April 26, 2019.

(SEAL)			AMFM BROADCASTING LICENSES, LLC
AMFM BROADCASTING, INC.
Attest:	/s/ Lauren E. Dean		AMFM OPERATING INC.
Name:	Lauren E. Dean		AMFM RADIO LICENSES, LLC
AMFM TEXAS BROADCASTING, LP
AMFM TEXAS LICENSES, LLC
AMFM TEXAS, LLC
BROADER MEDIA, LLC
BROADER MEDIA HOLDINGS, LLC
CAPSTAR RADIO OPERATING COMPANY
CAPSTAR TX, LLC
CC BROADCAST HOLDINGS, INC.
CC LICENSES, LLC
CC FINCO, LLC
CC FINCO HOLDINGS, LLC
CC OUTDOOR HOLDINGS, INC.
CHRISTAL RADIO SALES, INC.
CINE GUARANTORS II, INC.
CITICASTERS CO.
CITICASTERS LICENSES, INC.
CLEAR CHANNEL BROADCASTING LICENSES, INC.
CLEAR CHANNEL INVESTMENTS, INC.
CLEAR CHANNEL METRO, LLC
CLEAR CHANNEL MEXICO HOLDINGS, INC.
CLEAR CHANNEL REAL ESTATE, LLC
CLEAR CHANNEL REAL ESTATE SERVICES, LLC
CRITICAL MASS MEDIA, INC.
IHEARTMEDIA + ENTERTAINMENT, INC.
IHEARTMEDIA MANAGEMENT SERVICES, INC.
IHEARTMEDIA TOWER CO. HOLDINGS, LLC
IHEART OPERATIONS, INC.
IHM IDENTITY, INC.
JELLI, INC.
KATZ COMMUNICATIONS, INC.
KATZ MEDIA GROUP, INC.
KATZ MILLENNIUM SALES & MARKETING INC.
KATZ NET RADIO SALES, INC.
M STREET CORPORATION
METRO NETWORKS COMMUNICATIONS, LP
METRO NETWORKS SERVICES, INC.
PREMIERE NETWORKS, INC.
SMARTROUTE SYSTEMS, INC.
STUFF MEDIA, LLC
TERRESTRIAL RF LICENSING, INC.
TLAC, INC.
TTWN NETWORKS, LLC
TTWN MEDIA NETWORKS, LLC

		By:	/s/ Richard J. Bressler
			Name:	Richard J. Bressler
			Title:	President, Chief Financial Officer and Chief Operating Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantor has duly caused this Application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of San Antonio, Texas on April 26, 2019.

(SEAL)		IHEARTMEDIA CAPITAL I, LLC

Attest:	/s/ Lauren E. Dean	By:	/s/ Richard J. Bressler
Name:	Lauren E. Dean		Name:	Richard J. Bressler
			Title:	President, Chief Financial Officer and Chief Operating Officer